Capital Private Client Services Funds
6455 Irvine Center Drive
Irvine, CA 92618

April 1, 2010

Document Control
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Capital Private Client Services Funds
File Nos. 333-163115 and 811-22349

Dear Sir or Madam:

On behalf of Capital Private Client Services Funds (the “Fund”), we hereby file Form N-1A, Pre-Effective Amendment No. 2 to the Fund’s Registration Statement under the Securities Act of 1933 and Amendment No. 2 to the Fund’s Registration Statement under the Investment Company Act of 1940, as amended.

The Fund intends to begin operations on April 12, 2010.  Accordingly, pursuant to Rule 461 and on behalf of the Fund and the Fund’s principal underwriter, American Funds Distributors, Inc., we respectfully request that the effectiveness of the Registration Statement be accelerated to April 12, 2010 at 9:30 a.m. Eastern Standard Time.

If you have any questions please do not hesitate to contact me at (213) 615-0404.

Sincerely,

/s/ Timothy W. McHale

Timothy W. McHale
Counsel

cc:           Laura Hatch